Exhibit 99.2

FCA Strongly Rejects Allegations by Two US Dealers
Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) learned late yesterday of the filing of a lawsuit in an Illinois Federal Court by two U.S. dealers located in Illinois and Florida. The named defendants are FCA US LLC (“FCA US”) and FCA Realty LLC. The dealer plaintiffs are two dealerships of the larger Ed Napleton Automotive Group.
The lawsuit makes allegations of false sales reporting by FCA US. Notwithstanding numerous requests to provide evidence of this alleged activity, the plaintiffs have refused to substantiate their claims. FCA US carried out an investigation of the facts, and has determined that these allegations are baseless and plaintiffs were notified of this fact before they filed suit.
This lawsuit is nothing more than the product of two disgruntled dealers who have failed to perform their obligations under the dealer agreements they signed with FCA US. They have consistently failed to perform since at least 2012, and have also used the threats of litigation over the last several months in a wrongful attempt to compel FCA US to reserve special treatment for them, including the allocation of additional open points in the US FCA network. FCA US will continue to resist these pressures, safeguarding the relationship of trust and openness which governs its relationship with its dealers.
FCA finds it unfortunate and disappointing that reputable media would be willing to be used in questionable litigation practices without a full understanding of the facts.

London 14 January 2016

This press release contains forward-looking statements. These statements are based on current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors most of which are outside of the control of FCA.

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